Exhibit 12.2
Brandywine Operating Partnership, L.P.
Computation of Ratio of Earnings to Combined Fixed Charges
(in thousands)

	Three-months ended March 31,		For the years ended December 31,
	2011	2010	2010	2009		2008	2007	2006
Earnings before fixed charges:
Add:
Income (loss) from continuing operations before non-controlling interest and equity in earnings from unconsolidated real estate ventures (a)	$(1,616)	$(8,309)	$(34,943)	$1,270		$(9,109)	$(110)	$(42,168)
Distributed income of equity investees	403	182	657	1,557		7,639	6,900	2,150
Amortization of capitalized interest	949	1,383	3,527	3,166		2,801	2,170	1,508
Fixed charges — per below	34,039	36,071	148,007	151,723		170,083	184,757	181,784
Less:
Capitalized interest	(380)	(3,245)	(10,385)	(8,893)		(16,746)	(17,885)	(9,537)

Earnings before fixed charges	$33,395	$26,082	$106,863	$148,823		$154,668	$175,832	$133,737

Fixed charges:
Interest expense from continuing operations (including amortization)	$33,321	$32,535	$136,410	$141,604		$152,096	$165,647	$171,164
Ground leases and other	338	291	1,212	1,226		1,241	1,225	1,083
Capitalized interest	380	3,245	10,385	8,893		16,746	17,885	9,537

Total Fixed Charges	$34,039	$36,071	$148,007	$151,723		$170,083	$184,757	$181,784

Ratio of earnings to combined fixed charges	(b )	(b )	(b )	(b	)	(b )	(b )	(b )

(a)	Amounts for the three-months ended March 31, 2011 and 2010 and for the years ended December 31, 2010, 2009, 2008, 2007 and 2006 have been reclassified to present properties sold. As a result, operations have been reclassified to discontinued operations from continuing opeartions for all periods presented.

(b)	Due to the registrant’s loss in the period, the coverage ratio was less than 1:1. The registrant must generate additional earnings of $644 and $9,989 for the three-months ended March 31, 2011 and 2010, respectively, to achieve a coverage ratio of 1:1. The registrant must also generate additional earnings of $41,144 for the year ended December 31, 2010, $2,900 for the year ended December 31, 2009, $15,415 for the year ended December 31, 2008, $8,925 for the year ended December 31, 2007 and $48,047 for the year ended December 31, 2006 to achieve the aforementioned coverage ratio.